UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Sleep Number Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

83125X103

(CUSIP Number)

STADIUM CAPITAL MANAGEMENT, LLC

199 Elm Street

New Canaan, CT 06840-5321

(203) 972-8235

STEVE WOLOSKY

ELIZABETH GONZALEZ-SUSSMAN

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 22, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83125X103

1	NAME OF REPORTING PERSON

Stadium Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,889,461*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,889,461*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,889,461*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5%
14	TYPE OF REPORTING PERSON

IA, OO

*Includes 470,000 Shares underlying certain call options which are currently exercisable.

2

CUSIP No. 83125X103

1	NAME OF REPORTING PERSON

Stadium Capital Management GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,889,461*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,889,461*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,889,461*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5%
14	TYPE OF REPORTING PERSON

PN

*Includes 470,000 Shares underlying certain call options which are currently exercisable.

3

CUSIP No. 83125X103

1	NAME OF REPORTING PERSON

Stadium Special Opportunity I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		401,459
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

401,459
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

401,459
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 83125X103

1	NAME OF REPORTING PERSON

Stadium Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,488,002*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,488,002*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,488,002*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.7%
14	TYPE OF REPORTING PERSON

PN

*Includes 470,000 Shares underlying certain call options which are currently exercisable.

5

CUSIP No. 83125X103

1	NAME OF REPORTING PERSON

ALEXANDER M. SEAVER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,889,461*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,889,461*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,889,461*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5%
14	TYPE OF REPORTING PERSON

IN

*Includes 470,000 Shares underlying certain call options which are currently exercisable.

6

CUSIP No. 83125X103

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, par value $0.01 per share (the “Shares”), of Sleep Number Corporation, a Minnesota corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1001 Third Avenue South, Minneapolis, Minnesota 55404.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Stadium Capital Management, LLC, a Delaware limited liability company (“SCM”);
(ii)	Stadium Capital Management GP, L.P., a Delaware limited partnership (“SCMGP”);
(iii)	Stadium Special Opportunity I, L.P., a Delaware limited partnership (“SSO”);
(iv)	Stadium Capital Partners, L.P., a Delaware limited partnership (“SCP”); and
(v)	Alexander M. Seaver.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal business and principal office of each of the Reporting Persons is 199 Elm Street, New Canaan, CT 06840-5321.

(c)       The principal business of SCM is acting as an investment advisor and the general partner of SCMGP. The principal business of SCMGP is acting as the general partner of SSO and SCP. The principal business of SSO and SCP is investing in securities. The principal occupation of Mr. Seaver is acting as a manager of SCM.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Seaver is a citizen of the United States of America.

7

CUSIP No. 83125X103

Item 3.	Source and Amount of Funds or Other Consideration.

All of the Shares reported herein were purchased on behalf of the Reporting Persons using their investment capital or funds under management. The aggregate purchase price of 1,419,461 Shares reported herein was approximately $38,499,925 (including brokerage commissions and transaction costs). The aggregate purchase price of the call options referencing 470,000 Shares reported herein was approximately $502,271. All such transactions were effected in the open market unless otherwise noted in Schedule A.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the securities of the Issuer based on the Reporting Persons’ belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons are concerned with the Issuer’s long-term underperformance and believe shareholder representation on the Board of Directors of the Issuer (the “Board”) is needed to drive improvements to the Issuer’s governance, capital allocation and operations. The Reporting Persons are engaging in discussions with the Board and management regarding the composition of the Board and opportunities to enhance shareholder value.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the securities of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management, the Board and their advisors, engaging in discussions with shareholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, the ownership structure, the structure, composition and skill sets of the Board and senior management or the operations of the Issuer, purchasing additional securities of the Issuer, selling some or all of such securities, entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic or beneficial exposure with respect to their investment in the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D are incorporated herein by reference. As of the date of this Schedule 13D, the Reporting Persons beneficially owned 1,889,461 Shares, including 470,000 Shares underlying certain call options, representing approximately 8.5% of the outstanding Shares. The percentage in this paragraph relating to beneficial ownership of Shares is based upon 22,214,000 Shares outstanding as of July 1, 2023 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2023.

8

CUSIP No. 83125X103

To the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 is the beneficial owner of any Shares.

(c)       Except as set forth in Schedule A, none of the Reporting Persons has effected any transactions in the securities of the Issuer during the past 60 days. A transaction in the securities of the Issuer during the past sixty days by a certain affiliate of the Reporting Persons, which no longer owns any Shares, is set forth in Schedule A and is incorporated herein by reference.

(d)       SCM is an investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock to which this Schedule 13D relates. Other than as described in this Schedule 13D, no other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock to which this Schedule 13D relates.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

SCM is the investment adviser of its clients pursuant to investment management agreements or limited partnership agreements providing SCM the authority to, among other things, (i) invest the funds of such clients in the Shares; (ii) vote and dispose of the Shares; and (iii) file this Schedule 13D on behalf of such clients. Pursuant to such limited partnership agreements, the general partner of such clients is entitled to allocations based on assets under management and realized and unrealized gains. Pursuant to such investment management agreements, SCM (or SCMGP) is entitled to fees based on assets under management and realized and unrealized gains.

On August 25, 2023, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

SCP has purchased in the over-the-counter market American-style call options referencing an aggregate of 470,000 Shares, which have a strike price of $25.00 and expire on September 15, 2023.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement, dated August 25, 2023.

9

CUSIP No. 83125X103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2023

STADIUM CAPITAL MANAGEMENT, LLC

By:	/s/ Alexander M. Seaver
	Name:	Alexander M. Seaver
	Title:	Manager

STADIUM CAPITAL MANAGEMENT GP, L.P.

By:	Stadium Capital Management, LLC
General Partner

By:	/s/ Alexander M. Seaver
	Name:	Alexander M. Seaver
	Title:	Manager

STADIUM SPECIAL OPPORTUNITY I, L.P.

By:	Stadium Capital Management GP, L.P.
General Partner

By:	Stadium Capital Management, LLC
General Partner

By:	/s/ Alexander M. Seaver
	Name:	Alexander M. Seaver
	Title:	Manager

STADIUM CAPITAL PARTNERS, L.P.

By:	Stadium Capital Management GP, L.P.
General Partner

By:	Stadium Capital Management, LLC
General Partner

By:	/s/ Alexander M. Seaver
	Name:	Alexander M. Seaver
	Title:	Manager

10

CUSIP No. 83125X103

/s/ Alexander M. Seaver
Alexander M. Seaver

11

CUSIP No. 83125X103

SCHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased / (Sold)	Price ($)	Date of Purchase / Sale

STADIUM SPECIAL OPPORTUNITY I, L.P.

Purchase of Common Stock	63,956	28.6984	08/04/2023
Purchase of Common Stock	140,991	29.7064	08/07/2023
Purchase of Common Stock	90,510	30.1091	08/08/2023
Purchase of Common Stock	36,800	28.2676	08/10/2023
Purchase of Common Stock	62,000	29.7150	08/10/2023
Purchase of Common Stock	2	27.7500	08/14/2023
Purchase of Common Stock	7,200	27.6692	08/15/2023

STADIUM CAPITAL PARTNERS, L.P.

Purchase of Common Stock	59,234	27.2800	06/30/2023
Purchase of Common Stock	32,072	26.9258	07/28/2023
Purchase of Common Stock	35,287	26.0996	07/31/2023
Purchase of Common Stock	1,853	24.9677	08/17/2023
Acquisition of Common Stock Upon Exercise of August 2023 Call Option ($25.00 Strike Price)	155,000	25.0000	08/18/2023
Purchase of Common Stock	5,559	24.8945	08/18/2023
Purchase of Common Stock	42,305	23.0671	08/21/2023
Purchase of Common Stock	46,700	22.4037	08/22/2023

STADIUM CAPITAL QUALIFIED PARTNERS, L.P.2

Sale of Common Stock	59,234	27.2800	06/30/2023

2Affiliate of Stadium Capital Management, LLC that does not beneficially own any securities of the Issuer.